EXHIBIT 99.2

SHAREHOLDERS' MEETING AND PROXY VOTING RESULTS                     Income Funds

SHAREHOLDERS' MEETING AND PROXY VOTING RESULTS

The following proposal was passed by the required majority of shareholders of the Intermediate Bond Fund at a Special Shareholders' meeting held on May 29, 1998, for the purpose of voting on this proposal.

To approve a Plan of Consolidation providing for the transfer of the assets and liabilities of the Intermediate Bond Fund to the Short-Intermediate U.S. Government Income fund in exchange for shares of designated classes of the Short-Intermediate U.S Government Income Fund.


For                        Against                   Abstain
---                        -------                   -------
2,556,449                  23,351                    0